UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                               GS Financial Corp.
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                                (Name of Issuer)

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                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)
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                                    362274102
================================================================================
                                 (CUSIP Number)


               Elliot Press, Esq., c/o Katten Muchin Rosenman LLP,
                     575 Madison Avenue, New York, NY 10022
                                 (212) 940-8800
================================================================================
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 18, 2007
================================================================================
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 362274102
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Riggs Qualified Partners, LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     102,221 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            102,221 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      102,221 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.01%
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14    TYPE OF REPORTING PERSON*

      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

                                  SCHEDULE 13D

CUSIP No. 362274102
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Philip J. Timyan
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     107,221 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            107,221 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     19,200 shares
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      126,421 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.98%
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14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

Item 1. Security and Issuer

        This Statement relates to the shares of Common Stock, par value $0.01 per share ("Common Stock") of GS Financial Corp. (the "Company"). The principal executive offices of the Company are located at 3798 Veterans Blvd., Metairie, LA 70002.

Item 2. Identity and Background

        (a) Pursuant to Rule 13-d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by (i) Riggs Qualified Partners, LLC, a Delaware limited liability company ("RQP LLC"), with respect to the shares of Common Stock beneficially owned by it and (ii) Philip J. Timyan, with respect to shares owned individually by Mr. Timyan and as managing member of RQP LLC and with respect to shares owned by RAM T, L.P. ("RAM") an entity not controlled by Mr. Timyan over which shares Mr. Timyan possesses dispositive power. The general partner of RAM is RTL Partners Ltd. RQP LLC and Mr. Timyan (together, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

        (b)-(c)

        Riggs Qualified Partners LLC

        RQP LLC is a limited liability company the principal business of which is investing for profit in securities and other assets. The managing member of RQP LLC is Philip J. Timyan. The principal business address of RQP LLC is 4324 Central Avenue, Western Springs, Illinois 60558.

        Philip J. Timyan

        Mr. Timyan is principally employed as the Managing Member of RQP LLC. Mr. Timyan invests, among other things, in bank stocks. When appropriate, Mr. Timyan reports his beneficial ownership of shares therein on either a beneficial ownership statement on Schedule 13D or 13G, depending upon Mr. Timyan's plans, proposals and intentions with respect to a particular position. In this regard, Mr. Timyan has filed beneficial ownership statements on Schedule 13D with respect to his holdings in Algiers Bancorp, Inc., Community Bancshares, Inc., Franklin Bank, National Association, Ridgestone Financial Services, Inc. and Heartland Bancshares, Inc., all of which companies subsequently announced that they had entered into agreements to be acquired in merger transactions. The principal business address of Mr. Timyan is 4324 Central Avenue, Western Springs, Illinois 60558.

        (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons, nor any other entity set forth in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons nor any other entity set forth in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The aggregate amount of funds used to purchase the shares of Common Stock held by RQP LLC is $1,736,479. The source of funds used by RQP LLC to purchase such shares was working capital.

        The aggregate amount of funds used to purchase the shares of Common Stock held by RAM is $349,331. The source of funds used to purchase such shares was working capital.

        The aggregate amount of funds used to purchase the shares of Common Stock held by Mr. Timyan individually is $96,250. The source of such funds was personal funds of Mr. Timyan.

Item 4. The Reporting Persons have acquired the shares of the Company reported herein for investment purposes. After reviewing the Company's latest annual report and annual proxy materials, the Reporting Persons believe that the Company's management has done an inadequate job of managing the Company's affairs and maximizing shareholder value. The Reporting Persons note that the Company's book value at December 31, 2006 is lower than the Company's book value at December 31, 2002. The Reporting Persons are disturbed by the fact that, despite the paltry earnings achieved by the Company in the fourth quarter of 2006 (even without a loan-loss provision), the Company has announced plans to open two new branches. The Reporting Persons believe that management has no reasonable rationale for increasing the number of branches when it is not currently managing its existing branches effectively. The Reporting Persons are disturbed with the fact that, despite the over $30 million decrease in total assets at December 31, 2006 as compared to December 31, 2004, non-interest expenses have increased by almost $500,000 from 2004 to 2006. The Reporting Persons note that, as of March 7, 2004, the Company's President holds only 200 shares of the Company's Common Stock personally and two of the directors hold only own 2,813 shares and 2,010 shares, respectively.

        The Reporting Persons believe that the above-described plans of and performance by the Company's management are detrimental to the interests of the Company's shareholders. Therefore, the Reporting Persons believe that significant changes are required in management's approach to maximizing shareholder value. The Reporting Persons believe that management must consider all available means of increasing shareholder value, including Common Stock repurchases and exploring a sale of the Company or its assets to third parties whom the Reporting Persons believe would be willing to pay a significant premium to the Company's current market value.

Item 4. In that regard, the Reporting Persons intend to closely scrutinize and (cont'd)monitor developments at the Company and, in particular, to attempt to evaluate the Company's efforts with respect to such third party transactions. The Reporting Persons may communicate with members of management, other shareholders of the Company or other third parties on matters the Reporting Persons deem relevant to their investment in the Company, including for the purpose of influencing material business decisions relating to the Company. Specifically, if, in the view of the Reporting Persons, the Company's management does not improve its performance significantly, the Reporting Persons may seek to nominate and elect an alternate slate of directors at next year's annual meeting. The Reporting Persons may at any time and from time-to-time (i) acquire additional shares of the Company's Common Stock (subject to availability at prices deemed favorable and subject to applicable laws and regulations) in the open market, in privately negotiated transactions or otherwise, (ii) dispose of shares of the Company's Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise or (iii) take such other actions, including actions which could result in the changes or events specified in clauses
        (a)-(j) of Item 4 of the Form of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by each Reporting Person is based upon 1,266,268 shares of Common Stock outstanding based on information contained in the Company's annual report on Form 10-K for the year ended December 31, 2006.

        As of the close of business on April 19, 2007.

            (i) RQP LLC owns 102,221 shares of Common Stock which represent approximately 8.01% of the outstanding Common Stock; and

        (ii) Philip J. Timyan owns 5,000 shares of Common Stock directly. In addition, as the managing member of RQP LLC, Mr. Timyan may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 102,221 shares of Common Stock owned by RQP LLC. In addition, Mr. Timyan may be deemed to beneficially own an additional 19,200 shares of Common Stock held by RAM over which shares Mr. Timyan possesses dispositive power. The foregoing shares, in the aggregate, constitute approximately 9.98% of the outstanding Common Stock.

        (b) RQP LLC has the sole power to vote and dispose of the shares of Common Stock it holds, which power is exercisable by Mr. Timyan as managing member of RQP LLC.

        Mr. Timyan shares the power to dispose of the shares held by RAM with RAM and its general partner, RTL Partners Ltd. RAM is a Cayman Islands company the principal business of which, to the knowledge of the Reporting Persons, is investing for profit in securities and other assets. The general partner of RAM is RTL Partners Ltd., a Cayman Islands company the principal business of which, to the knowledge of the Reporting Persons, is serving as the general partner of RAM. The principal business address of RAM and RTL Partners Ltd. is c/o Caldonian Bank & Trust Limited, Caledonian House, P.O. Box 1043GT, 69 Dr. Roy's Drive, George Town, Grand Cayman Islands, British West Indies. Mr. Timyan has no voting power over the shares held by RAM.

        Mr. Timyan has sole power to vote and dispose of the shares of Common Stock that he holds directly.

        (c) Not applicable.

        (d) RAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the 19,200 shares held by RAM.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

        Not applicable.

Item 7. Material to be Filed as Exhibits

        Exhibit 1: Agreement pursuant to Rule 13d-1(k).


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

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2007

                                                   RIGGS QUALIFIED PARTNERS, LLC


                                                   By: /s/Philip J. Timyan
                                                       -------------------------
                                                   Name: Philip J. Timyan
                                                   Title: Managing Member


                                                   /s/ Philip J. Timyan
                                                   -----------------------------
                                                   Philip J. Timyan

                                    EXHIBIT 1

                     AGREEMENT REGARDING JOINT FILING UNDER
                     UNDER RULE 13D-1(K) OF THE EXCHANGE ACT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the shares of common stock, par value $0.01 per share, of GS Financial Corp.

            Dated:  April 19, 2007


              /s/ Philip J. Timyan
              -------------------------------------
              Philip J. Timyan

              Riggs Qualified Partners, LLC


              By: /s/Philip J. Timyan
                  ---------------------------------
                  Philip J. Timyan, Managing Member


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